UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 16)

POINTER TELOCATION LTD.
(Name of Issuer)

Ordinary Shares, NIS 3.00 par value per share	M7946T104
(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.
Yigal Arnon & Co. 1, Azrieli Center Tel-Aviv 67021, Israel +972-3-608-7851 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	M7946T104	13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 2,954,840
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 2,954,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,954,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 53.19%(1)
14	TYPE OF REPORTING PERSON: CO

(1) Based on a number of 5,555,558 Ordinary Shares outstanding as of the date hereof.

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CUSIP No.	M7946T104	13D/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS: Barak Dotan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 2,954,840
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 2,954,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,954,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 53.19% (1)
14	TYPE OF REPORTING PERSON: IN

(1)           Based on a number of 5,555,558 Ordinary Shares outstanding as of the date hereof.

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CUSIP No.	M7946T104	13D/A	Page 4 of 8

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 2,954,840
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 2,954,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,954,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 53.19% (1)
14	TYPE OF REPORTING PERSON: IN

(1)           Based on a number of 5,555,558 Ordinary Shares outstanding as of the date hereof.

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This Amendment No. 16 to Schedule 13D is being filed on behalf of DBSI Investments Ltd. ("DBSI"), Barak Dotan and Yossi Ben Shalom (together, the “Reporting Persons”), relating to the ordinary shares (the “Ordinary Shares”) of Pointer Telocation Ltd., a corporation existing under the laws of Israel (“Pointer”). The original statement on Schedule 13D, and the previous amendments filed thereto, are hereby amended and supplemented as follows:

Item 3.                       Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On March 27, 2013, in a privately negotiated transaction, DBSI agreed to purchase 160,000 Ordinary Shares priced at $3.50 per share (the "Purchased Securities") of Pointer for total consideration of $560,000.

The source of funds for this purchase was internal funds.

Item 4.                       Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On March 27, 2013, DBSI agreed to purchase the Purchased Securities as described in Item 3 above.

DBSI is acquiring the securities of Pointer for investment purposes. DBSI intends to review its investment in Pointer and may, based on such review as well as other factors (including, among other things, its evaluation of Pointer's business, prospects and financial condition, amounts and prices of available securities of Pointer, the market for Pointer's securities, other opportunities available to DBSI and general market and economic conditions), acquire additional securities of Pointer or sell securities of Pointer, on the open market or in privately negotiated transactions. In addition, based on its review and/or discussions with management, DBSI may explore from time to time a possible restructuring of Pointer. DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of Pointer purchased by it.

Except as set forth in Item 3 and this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

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Item 5.                       Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) (b)    DBSI is the beneficial owner of 2,954,840 Ordinary Shares, constituting 53.19% of the outstanding Ordinary Shares. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of 2,954,840 Ordinary Shares. DBSI holds the right to vote its 2,954,840 Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.

 (c)          DBSI did not effect any transaction in the securities of Pointer in the past 60 days other than as described herein.

 (d)           Not applicable.

 (e)           Not applicable.

Item 6.               Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 27, 2013, DBSI agreed to purchase the Purchased Securities for total consideration of $560,000. The purchase agreement is attached hereto as Exhibit 6.

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Item 7.	Materials to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement*

Exhibit 6:	Share Purchase Agreement, dated March 27, 2013, between DBSI Investments Ltd. and MSY Assets Ltd.

* Previously filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2013

DBSI INVESTMENTS LTD.

By: /s/ Barak Dotan	/s/ Yossi Ben Shalom
Name: Barak Dotan	Yossi Ben Shalom
Title: Director	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2013

By: /s/ Barak Dotan
Name: Barak Dotan

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2013

By: /s/ Yossi Ben Shalom
Name: Yossi Ben Shalom

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